Joint statement from ArcelorMittal and its European Works Council regarding meeting held today in Luxembourg

Luxembourg, 8 April 2009 (13:15 CET) - ArcelorMittal met today with its European Works Council to provide an update on the temporary suspension of production at sites in Europe. In light of the ongoing exceptional economic environment, it is necessary to continue to suspend and optimize production to ensure the company is well adapted to the market reality. All production suspensions are temporary and will be reviewed on a regular basis. The company will maintain all equipment during the suspension period to ensure that production can be re-started as swiftly as possible when market conditions improve.

The EWC and ArcelorMittal agreed that there will now be strong and transparent social dialogue about the production suspensions at local site level with the relevant Works Councils and employees.

Commenting, Bernard Fontana, Executive Vice President and Management Committee Member of ArcelorMittal with responsibility for Human Resources, said: “We had a constructive meeting today with the European Works Council and I would like to take this opportunity to thank them for their co-operation during what is a very challenging period for the global economy. The steel industry, like many global companies, is suffering the very real repercussions of the global economic slowdown. We have moved swiftly to adapt ourselves to the new economic reality but despite the good progress made market conditions remain harsh. It is therefore only sensible to continue with our plans to suspend and optimize production at our sites on a temporary basis, until we are confident that real demand is beginning to improve. Our primary goal is to proceed in a socially responsible way with respect for those affected. These decisions are not taken lightly, but by taking the right initiatives now we are protecting the company and its employees for the longer term.”

Jacques Laplanche, Secretary of the European Works Council, added: "It is essential to deal with this exceptional economic environment by having a strong and consistent social dialogue at all levels including EMF, EWC, countries and sites and to ensure that all affected sites are well maintained to safeguard ArcelorMittal s production capability in Europe".